[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

March 19, 2010

VIA EDGAR AND FASCIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed on March 8, 2010

File No. 333-150999

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated March 17, 2010.

We are providing under separate cover five copies of Amendment No. 7 to the above-referenced Registration Statement (“Amendment No. 7”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 7 are marked to show changes from the filing of Amendment No. 6 to the Registration Statement on Form S-1 on March 8, 2010. We are providing courtesy copies of Amendment No. 7, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

March 19, 2010

For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Amendment No. 7. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note you moved your discussion of the difficult economic environment and the trends in the steel industry to later in the summary. Consider moving the description of the downturn in metal demand and the overall metal industry to one of your forefront paragraphs in the summary. This description may provide investors a clearer description of the industry and your recent developments.

Response: The Company has revised the Registration Statement on page 2 in response to the Staff’s comment.

Our Company, page 1

2.	Refer to the fourth paragraph. You include cash flow and net debt at December 31, 2009, but it is unclear what the December 31, 2008 comparison is to. Also, if you include cash flow from operations, for instance, for one year, please also include the previous year as a comparison.

Response: The Company has revised the Registration Statement on page 3 in response to the Staff’s comment.

Competitive Strengths, page 6

3.	Compare the disclosure on page 6 stating that your size and access to credit allows you to take advantage of investments and acquisitions with the disclosure on page 56 which states that as of December 31, 2009, you were unable to incur any additional indebtedness as a result of your inability to satisfy the terms of the negative covenants in your debt agreements. Revise to explain the inconsistency or advise. As appropriate, make similar changes to the Business section.

Response: The Company has revised the Registration Statement on pages 6 and 72 in response to the Staff’s comment.

March 19, 2010

4.	We note the disclosure on page 7 which states that your products exhibit diverse and cyclical trends. As the disclosure suggested that some of your products may benefit from the cyclical downturn of the metal industry, revise to describe how you benefit from such diversity and cyclical trends. Revise the Business section accordingly.

Response: The Company has revised the Registration Statement on pages 7 and 73 in response to the Staff’s comment.

Risks related to our business, page 16

5.	Clarify what is meant by a “new high point” in the cycle by including a discussion of the cycle, and where we are in the cycle, so that investors can assess the risk.

Response: The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

*****

March 19, 2010

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	William A. Smith II

Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP